BARRETT BUSINESS SERVICES, INC.
                             4724 SW Macadam Avenue
                             Portland, Oregon 97239
                                  503.220.0988
                                  800.494.5669
                                Fax 503.220.0987
                            www.barrettbusiness.com


May 12, 2005

Filed via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, NW
Washington, D.C.  20549

Re:   Barrett Business Services, Inc. ("BBSI" or the "Company")
      Form 10-K for the fiscal year ended 12/31/04
      File No. 33-61804

Dear  Mr. Spirgel:

            Thank you for the extension of five-business days from May 6 to May 13 to prepare and file our response.

            In response to your letter dated as of April 22, 2005, management has carefully reviewed the Staff's questions and comments and provides the following responses for your review and consideration. As requested, the Company's responses have been directly aligned with the Staff's comments.

Item 1.    Business

     Workers' Compensation Claims Experience and Reserves, page 8.

     1. Tell us in more detail how you measure "future adverse loss development in excess of initial case reserves".

The Company measures the total estimated "future adverse loss development in excess of initial case reserves" by the difference between the independent third-party claims administrators' total projected future claims costs and the total projected future claims costs as actuarially determined with the assistance of the Company's independent actuary, Milliman, Inc. As an integral part of the preparation of the Company's annual financial statements, the Company engages Milliman to perform an annual actuarial analysis of the Company's self-insured workers' compensation losses. Management monitors the development of new and existing claims costs on a weekly basis against its expectations of the total projected future claims costs, evaluates the adequacy of the Company's accrual for workers' compensation costs on a monthly basis and adjusts the related accruals accordingly.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

     Overview, page 15.

Supplemental Advisory Information Regarding Staff Comments 2, 3 and 4 - We believe the Company's financial accounting for its PEO business is in accordance with accounting principles generally accepted in the United States (GAAP) and was extensively discussed with the Staff in February and March of 2003, (Mr. J.J Matthews). Mr. Matthews advised me that his guidance to the Company was based upon his then-contemporaneous consultations with the Office of Chief Accountant ("OCA"). The Staff's prior detailed comments on the Company's accounting for the PEO business and the Company's responses thereto were memorialized in the Company's response letters to Mr. Matthews dated March 16, 2003 and March 25, 2003. The conclusions drawn therein were based upon the collective weighting of the indicators within EITF 99-19. Please advise if you do not have convenient access to this correspondence; such letters were filed via EDGAR.

     2. Tell us your basis for netting safety incentive cost against PEO revenue.

The Company's determination to net safety incentive costs against PEO revenues is based upon guidance set out in EITF 01-9, paragraphs 2 and 9. Paragraph 2 cites rebates and paragraph 9 states, in part: "The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement."

The Task Force's analysis and fact pattern matches that of the Company's safety incentive program with its PEO customers. If the PEO customer achieves its targeted workers' compensation claims loss objectives for the contract year, then the Company remits a cash incentive payment back to the PEO customer and therefore such amount should be netted against the PEO revenue as discussed above.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 3

     Results of Operations, pages 18-20.

     3. Tell us in more detail of the nature of your relationship with your customers relating to PEO services. Also, tell us why you are considered a co employer under your contracts for these services.

In our PEO services arrangement, the Company enters into a contract to become a co-employer of the customer's existing workforce. Pursuant to this contract, the Company assumes responsibility for some or all of the human resource management responsibilities, including payroll and payroll taxes, employee benefits, health insurance, workers' compensation coverage, workplace safety programs, compliance with federal and state employment laws, labor and workplace regulatory requirements and related administrative responsibilities. The Company has the right to hire and fire its PEO employees, although the customer remains responsible for day-to-day assignments, supervision and training and, in most cases recruiting.

Pursuant to our PEO services contract, the Company becomes the statutory employer for all payroll, payroll tax withholding, remittance and filing purposes, and the statutory requirements for providing state-mandated workers' compensation coverage. Under the contract, the customer retains responsibility and liability for all worksite related activities and the rendering of the business services of the customer, i.e., the customer is the primary obligor of the delivery of services to its customers.

     4. Tell us why your "net" presentation of PEO service fees appears to exclude payroll taxes and benefits related to PEO staff. Additionally, tell us in detail why you allocated most of the workers' compensation costs to the staffing service business, despite the fact that most of the revenue growth was generated by the PEO business.

The Company does not net PEO payroll taxes (arising from PEO payroll) against PEO service fees because the Company is the statutory employer or primary obligor in terms of calculating and remitting the taxes. Such taxes affect the pricing or mark-up for each PEO customer and contribute, in part, to the Company's profitability. This is consistent with the analyses set forth by the Company in its written responses to Mr.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 4

Matthews dated March 16, 2003 and March 25, 2003. In addition, Mr. Matthews confirmed to the Company on March 17, 2003, during a telephone discussion that commenced at 12:30 pm PT (the second such telephonic conference with management of the day), that, based upon his consultations with the OCA, the Commission "would not object" to the Company's accounting for PEO related payroll taxes as proposed. The Company believes its accounting is consistent with guidance from the SEC.

Consistent with the Company's prior responses, the Company nets PEO related benefits against PEO service fees (revenues), as it is simply a "pass through" item for BBSI between the benefit provider and the PEO customer, as the Company more fully discussed in its letter to Mr. Matthews dated March 25, 2003.

In connection with workers' compensation costs, the Company did not allocate most of the workers' compensation costs to its staffing service business. The workers' compensation costs in the cost of revenues section of the income statement represents the total of such costs for both staffing services and PEO services. Based upon the Company's comprehensive analysis of EITF 99-19 in connection with the accounting for workers' compensation costs, such costs and related revenues are properly accounted for in the Company's income statements. Please refer to the Company's letter to Mr. Matthews dated as of March 25, 2003. The only component of workers' compensation costs that is netted against PEO revenues is the safety incentive costs. Safety incentive is netted as it is a rebate and not an incremental company cost, as discussed in response to comment 2 above.

Notes to Consolidated Financial Statements.

1. Summary of Operations and Significant Accounting Policies.

     Nature of Operations, page F-6.

     5. Addressing SFAS 131, tell us how you concluded that you only have one reportable segment. If you aggregated operating segments under paragraph 17 of SFAS 131, tell us your basis for aggregation.

The marketing and delivery of staffing and PEO services to the Company's customers are handled by the same branch office and management personnel. Profitability and accountability are

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 5

measured by the branch office and its manager. Many elements of cost of revenues and selling, general and administrative expenses are commingled or not readily allocable to a specific human resource management service. Therefore, it is not practicable for the Company to maintain separate discrete financial information with respect to costs and expenses (other than direct payroll costs, payroll taxes and benefits and safety incentive costs) and assets and liabilities, for its staffing and its PEO services. Moreover, pursuant to the requirements of paragraph 10 of SFAS 131, there is no measure of profitability at a disaggregated level and the Company's chief operating decision maker does not receive any lower level of profitability analysis on a disaggregated basis, other than certain "exception reports" for certain minimum operating metrics on a customer basis.

     Revision in classification, page F-10.

     6. Tell us the nature and magnitude of workers' compensation liabilities that are in excess of the deductible limits of insurance coverage. What circumstances caused you to exceed the insurance limits?

The Company incurred two workers' compensation claims that exceeded its $350,000 self-insured retention (or deductible), which was in place at the date of the respective incidents. One claim liability is related to an employee's injury, which resulted in a quadriplegic condition, and the second claim liability is related to an employee's injury, which has created a complex medical condition of constant pain. The majority of the approximate $4.4 million of recorded liabilities are related to the two foregoing severe claims.

7. Workers' Compensation Claims, page F-15.

     7. Tell us when the CNA insurance receivable is collectible. Please describe the nature of the insurance arrangement, why it is classified as long-term in the financial statements, and whether you considered a valuation allowance as of the balance sheet date. Additionally, we note that you referred to CNA Financial Corporation as your prior excess workers' compensation insurer. Tell us who your current insurer is and why your CNA insurance

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 6

           receivable was not settled prior to any change in insurers.

The CNA insurance receivables are collectible over the life of the claims as a regular reimbursement to the Company for costs it pays that have exceeded the $350,000 self-insured retention (or deductible). The Company's third-party claims administrator requests and receives reimbursements from CNA on a quarterly basis. These claims will likely remain open for 20 to 25 years.

The nature of the insurance arrangement is a standard, traditional annual excess workers' compensation insurance policy whereby the insurer (CNA), in exchange for an insurance premium, agrees to assume the financial risk for all claims that exceed a specified retention level or deductible under the terms of the policy.

The Company's liability to the claimant and the related reimbursement receivables from CNA are classified, in part, as long-term because the "transactional amounts" are only paid and reimbursed as the underlying medical costs are incurred by the claimant over the estimated remaining lives of the injured claimant.

The Company did consider a valuation allowance as of the balance sheet date and it was concluded none was warranted.

The Company currently has a standard, traditional annual excess workers' compensation insurance policy with National Union, an AIG company.

The CNA insurance receivable was not "settled" prior to changing to National Union because National Union simply insures against such losses beginning with the date of its specific policy; it is not a party to obligations incurred by a predecessor insurer during a prior policy term. The liabilities related to the prior claims remain the obligation of CNA and the Company, and, as noted above, payments under those claims are made as the costs are incurred by the injured claimants.

            In connection with the preceding responses to the Staff's comments, the Company acknowledges that:

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 12, 2005
Page 7

      o the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any such filing; and

      o staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should the Commission require any additional supplemental discussion regarding the foregoing responses, please contact the undersigned.

Very truly yours,

/s/ Michael D. Mulholland
-------------------------

Michael D. Mulholland
Vice President-Finance

MDM/jlb